SO
3-22-04

04003706

STATES
HANGE COMMISSION
D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53565

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WFS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Boston Place, 20th Floor
(No. and Street)

Boston	MA	02108
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Martins — 617-531-3132
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

125 High Street	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

SEC MAIL RECEIVED PROCESSING MAR - 1 2004 WASH, D.C. 188 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul G. Martins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WFS, LLC, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public expire 9/30/05

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
125 High Street
Boston MA 02110
Telephone (617) 530 5000
Facsimile (617) 530 5001

To the Board of Directors of WFS, LLC:

In planning and performing our audit of the financial statements and supplemental schedules of WFS, LLC (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PRICEWATERHOUSECOOPERS

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 13, 2004

PricewaterhouseCoopers LLP
125 High Street
Boston MA 02110
Telephone (617) 530 5000
Facsimile (617) 530 5001

Report of Independent Auditors

To the Board of Directors and Member of WFS, LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of WFS, LLC (the "Company") (a wholly-owned subsidiary of Wainwright Investment Counsel, LLC) at December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 13, 2004

W F S, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS:		
Cash	$	71,276
Cash in clearing broker money market accounts		5,354
Deposits with clearing brokers		25,000
Receivable from clearing brokers		10,250
Prepaid expenses		7,364
Total assets	$	119,244
LIABILITIES:		
Accounts payable and accrued expenses	$	18,127
Due to member for administrative services (Note 2)		35,948
Other liabilities		16,965
Total liabilities		71,040
MEMBER'S EQUITY:		
Total member's equity		48,204
Total liabilities & member's equity	$	119,244

See notes to financial statements

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization – WFS, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers, Inc. (NASD). The Company is a Delaware Limited Liability Company that is wholly owned by Wainwright Investment Counsel, LLC (WIC). The Company's application for NASD Membership was granted on March 14, 2002; trading activity commenced August 1, 2002.

The Company is engaged in business as a securities broker-dealer. Its primary service lines are agency and principal commissions and Rule 12b-1 fees.

The Company engages other broker-dealers on a fully-disclosed basis for the execution and clearance of all trades and the maintenance of customer accounts. The Company does not carry securities accounts for customers and does not perform custodial functions relating to customer securities.

Basis of Accounting – The accompanying financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America.

Commissions – Gross commissions received from clearing firms are reported on a trade date basis. Receivables arising from such commissions are generally collected in thirty days. A liability has been established for a reserve of $16,965, which was established for the possible future reimbursement to a WIC client for a back end load mutual fund introduced to the clearing broker. The liability is marked-to-market using such mutual fund's closing net asset value as of December 31, 2003 and the load percentage of 4%.

Estimates – The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Commitments and contingencies – In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, management expects the risk of loss to be remote.

2. RELATED PARTY TRANSACTIONS

Certain administrative business functions are provided by WIC to the Company pursuant to an administrative agreement (the "Agreement"), as amended. Pursuant to the Agreement, the Company pays WIC 30% of gross commission revenues for the administration of registered representative compensation. Additionally, WIC provides other administrative services including: finance, compliance, client servicing, maintenance of books and records, trade processing, licensing, and other operational and administrative duties. The Company pays WIC 99% of its net income, prior to the application of this fee, for these other administrative services. Management estimates that the amount of administrative expense paid to WIC pursuant to the terms of the Agreement approximates the expenses incurred relating to the operation of the Company's business. Amounts due to WIC pursuant to the Agreement are generally settled monthly via cash payment.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, the rule of the Company's Designated Examining Authority provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2003, the Company had net capital of $30,483, which was $25,483 in excess of its required net capital of $5,000. The Company's ratio of Aggregate Indebtedness to Net Capital at December 31, 2003 was 2.33 to 1.

4. RESERVE REQUIRMENTS

The Company is exempt from the provisions of the Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(ii) thereof.

5. CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities with counterparties including broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. It is the Company's policy to periodically review the credit standing of each counterparty. 80% of the Company's gross commission revenues were trades executed by Pershing, Inc.